

SE 17018024

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cormark Securities (USA) Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Statement of financial position
[Expressed in U.S. dollars]

Cormark Securities (USA) Limited

December 31, 2016

With

Report of Independent
Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors of Cormark Securities (USA) Ltd.

We have audited the accompanying statement of financial position of Cormark Securities (USA) Ltd. (the Company) as of December 31, 2016. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial position referred to above presents fairly, in all material respects, the financial position of Cormark Securities (USA) Ltd. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Toronto, Canada
February 22, 2017



Cormark Securities (USA) Limited

Statement of financial position

[Expressed in U.S. dollars]

As at December 31

	2016 $
Assets	
Cash	1,120,759
Cash segregated under federal and other regulations *[note 4]*	2,999,970
Due from brokers *[note 5]*	7,024
	4,127,753
Liabilities and shareholder's equity	
Liabilities	
Due to clients	7,024
Due to parent *[note 5]*	246
Total liabilities	7,270
Stockholder's equity	
Capital stock *[note 7]*	2,350,000
Retained earnings	2,400,824
Accumulated other comprehensive loss	(630,341)
Total stockholder's equity	4,120,483
	4,127,753

See accompanying notes

On behalf of the Board:



Director



Director

Notes to financial statements

[Expressed in U.S. dollars]

December 31, 2016

1. Incorporation and corporate activities

Cormark Securities (USA) Limited [the "Company"] was incorporated on June 8, 1994 as Sprott Holdings Inc. under the provisions of the Ontario Business Corporations Act. On September 1, 1999, the Company's name was changed to Cormark Securities (USA) Limited. The Company obtained registration on June 9, 2000 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for customers through its parent, Cormark Securities Inc. [the "Parent"]. Accordingly, the Company does not perform custodial functions relating to customer accounts and only occasionally holds customer securities.

The Company is a wholly-owned subsidiary of Cormark Securities Inc., a Canadian owned investment dealer. Cormark Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada.

2. Significant accounting policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial assets and liabilities

Balances due from brokers are recorded as receivables. Balances due to clients and due to parent are recorded as payables. These balances are reported at amortized cost on the statement of financial position. Due to the short-term nature of these instruments, amortized cost approximates fair value.

Financial Account Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

[Expressed in U.S. dollars]

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company reports its cash and cash segregated under federal and other regulations at fair value. These assets would be classified as Level 1 based on their inputs.

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ["SFAS 109"], which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. The Company's functional currency is Canadian dollars. Gains and losses from currency translations are included in other comprehensive loss.

3. Standards issued but not yet effective

ASU No. 2016-02, Leases

In February 2016, the FASB issued Accounting Standards Update 2015-02 (ASU 2016-02), Leases (Tepic 842), that will supersede previous lease accounting standards in US GAAP. For public entities, the guidance is effective for fiscal years beginning after December 15, 2018. For all other entities, the standard is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption would be permitted for all entities. The Company is still in the process of assessing the impact of these changes.

Notes to financial statements

[Expressed in U.S. dollars]

December 31, 2016

ASU No. 2016-01, Financial Instruments

In January 2016, the FASB issued Accounting Standards Update 2016-01 (ASU 2016-01), Financial Instruments - Overall (Subtopic 82540). ASU 2016-01 provides comprehensive guidance on the revenue recognition and measurement of financial assets and financial liabilities. The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is only permitted with certain exceptions (refer to ASU 2016-01 for details). The Company is still in the process of assessing the impact of these changes.

ASU No. 2015-17, Income Taxes – Balance Sheet Classification of Deferred Taxes

In November 2015, the FASB issued Accounting Standards Update 2015-17 (ASU 2015-17), income Taxes (Tepic 740) – Balance Sheet Classification of Deferred Taxes. ASU 2015-17 eliminates the requirement that deferred tax liabilities and assets be separated into current and noncurrent amounts on the statement of financial position. The guidance is effective for fiscal years beginning after December 15, 2016 with early adoption permitted. This update is not expected to have an impact on the Company's financial statements.

4. Cash on deposit

Cash on deposit of $2,999,970 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the Securities and Exchange Commission.

5. Related party transactions

Under an operating agreement dated November 1, 1999 and amended October 1, 2011, the Company entered into an arrangement with its Parent, whereby the Parent will provide services to the Company including use of Parent company employees, all clearing and settlement functions relating to executed trades with customers of the Company, premises and communication services and all administrative functions.

The intercompany balance due to/from the Parent is presented as a net figure on the Statement of Financial Position. This balance of $246 is due on demand and is non-interest bearing.

As at December 31, 2016, amount due from broker of $7,024 was receivable from the Company's Parent for securities related transactions. Such amounts are non-interest bearing.

6. Income taxes

The Company is a Canadian corporation without a permanent establishment in the United States and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars. Through the establishment of an operating agreement between the Company and its Parent, net income before taxes for the year ended December 31, 2016 is nil in Canadian dollars and therefore, the income tax provision based on applicable statutory rates is nil.

Notes to financial statements

[Expressed in U.S. dollars]

December 31, 2016

7. Capital stock

Authorized

Unlimited Class A common shares, without par value

Issued and outstanding

	2016 $
2,350,000	**2,350,000**

8. Regulatory net capital requirement

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission ["Rule 15c3-1"]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer related debit items, as defined, or $250,000. As at December 31, 2016, the Company had net capital of $4,080,571, which was $3,830,571 in excess of the required net capital of $250,000.

9. Subsequent events

The Company has evaluated subsequent events through February 22, 2017, and has noted no significant events since the date of the statement of financial position.